UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of report: For the month of August, 2011

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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China New Borun Announces Second Quarter 2011 Financial Results

2Q11 Revenue Increased 67.5% Year-Over-Year

2Q11 Net Income Increased 42.7 % Year-Over-Year

Phase III Daqing facilities run at full capacity throughout the quarter

Beijing, China, August 10, 2011 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Financial Highlights

•                Total revenue increased 67.5% to RMB724.4 million ($111.9 million(1)) from RMB432.5 million in the second quarter of 2010.

•                Gross profit increased 47.9% to RMB151.1 million ($23.3 million) from RMB102.1 million in the second quarter of 2010.

•                Net income increased 42.7% to RMB95.8 million ($14.8 million) from RMB67.1 million in the second quarter of 2010.

•                Diluted earnings per American Depositary Share (“ADS”) were RMB3.72 ($0.58) for the quarter ended June 30, 2011. Each ADS represents one of the Company’s ordinary shares.

Commenting on the results for the quarter, Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “We are pleased with our performance in the second quarter, as we solidly executed on all aspects of our business plans. We continue to experience strong demand for edible alcohol with sales volumes showing strong increases in spite of rising prices. Although corn cost rose at a higher year-over-year rate than that of edible alcohol prices and caused a decrease in our gross margin, our operating and net income rose solidly in line with our sales volume increases.”

Mr. Wang added, “Our ability to complete pre-purchases of corn at locked-in prices provided us with assured supplies and enabled us to operate at full capacity throughout the quarter. Our new Phase III Daqing facility reached full capacity utilization during the quarter, allowing us to meet increasing market demand for our edible alcohol. I am confident that our operating efficiencies and sourcing expertise have placed us in a much better position in the edible alcohol market than most of the rest of the industry, and we are well positioned to take advantage of strategic expansion opportunities. The outlook for continued growth is bright, and we continue to make good progress towards becoming the preeminent producer of edible alcohol in China.”

(1) This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2011, were made at a rate of RMB6.4716 to USD1.00 as published by the People’s Bank of China on June 30, 2011. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Second Quarter 2011 Financial Performance

Second quarter 2011 revenue increased by 67.5% year-over-year to RMB724.4 million ($111.9 million) from RMB432.5 million in the same period of 2010.  Key factors affecting our results of operations are as follows:

•                Revenue from edible alcohol increased by 74.1% to RMB523.9 million ($81.0 million) in the second quarter of 2011 compared to RMB301.0 million in the second quarter of 2010 as a result of increases in the sales volume and price of edible alcohol during this period.  Both strong demand in the edible alcohol market and increased production capacity due to deployment of our Daqing Phase III facilities throughout the quarter contributed to the revenue increase. Sales volume increased by 44.3% to 94,375 tons in the second quarter of 2011 and sales price increased by 20.7% to RMB5,552 per ton.

•                   Revenue from DDGS Feed increased by 48.8% to RMB119.2 million ($18.4 million) in the second quarter of 2011, compared to RMB80.1 million in the prior year period, due to increase in sales volume being offset in part by a decrease in sales price per ton. Sales volume increased by 65.7% to 75,129 tons over the prior year period due to the utilization of the Daqing Phase III facilities and improved production yield. Following the deep- processing corn germ into crude corn oil, we can collect the residuals from Corn Germ to produce more DDGS. Sales price decreased in the second quarter of 2011 by 10.2% over the prior year period to RMB1,587 per ton.

•                Revenue from Corn Germ decreased by 38.8% to RMB31.5 million ($4.9 million) in the second quarter of 2011 compared to RMB51.4 million in the second quarter of 2010, mainly due to the decreases in sales volume during this period. Sales volume decreased by 43.1% to 8,916 tons. Due to the installation of our crude corn oil equipment in our Daqing facilities in the first quarter of 2011, we began to deep-process Corn Germ into crude corn oil in our Daqing facilities beginning in March 2011. This eliminated Corn Germ production at our Daqing facilities.

•                We began recognizing revenue from the by-product liquid carbon dioxide in July 2010. Revenue from liquid carbon dioxide was RMB15.8 million ($2.4 million) in the second quarter of 2011, and the sales volume was 29,945 tons at a price per ton of RMB528.

•                We began recognizing revenue from the by-product crude corn oil, produced at our Daqing facilities, in March 2011. Revenue from crude corn oil was RMB34.0 million ($5.2 million) in the second quarter of 2011, and the sales volume was 4,400 tons at a price per ton of RMB7,717.

During the second quarter of 2011, gross profit increased by 47.9% to RMB151.1 million ($23.3 million) from RMB102.1 million in the prior year period.  Gross margin for the second quarter of 2011 decreased to 20.9% from 23.6% in the prior year period due to higher corn cost.

Operating income increased by 49.6% to RMB135.8 million ($21.0 million) in the second quarter of 2011, from RMB90.7 million in the same period of 2010, reflecting of the Company’s strong revenue growth.

Selling expenses increased by 93.5% to RMB1.2 million ($0.2 million) in the second quarter of 2011 compared to RMB0.6 million in the same period of 2010. The higher expenses in the second quarter of 2011 were primarily due to additional sales activities to support the increased sales volume.

General and administrative expenses increased by 30.9% to RMB14.1 million ($2.2 million) in the second quarter of 2011 compared to RMB10.8 million in the same period of 2010, reflecting an increase in administrative staff costs, professional fees and other expenses in connection with maintaining the Company’s status as a publicly-traded company and expanded operations.

Income tax expenses in the second quarter of 2011 were RMB32.3 million ($5.0 million), representing an effective tax rate of 25.2%, increasing from RMB21.7 million in the same period of 2010. The effective tax rate represented an increase of 78 basis points over the effective tax rate in the second quarter of 2010.

Net income increased by 42.7% to RMB95.8 million ($14.8 million) in the second quarter of 2011, compared to RMB67.1 million in the same quarter of 2010.  Diluted earnings per share and per ADS were RMB3.72 ($0.58) in the second quarter of 2011. The Company had 25.725 million weighted average diluted shares outstanding during the quarter ended June 30, 2011.

As of June 30, 2011, the Company had cash and bank deposits of RMB112.9 million ($17.4 million), a decrease from RMB341.0 million as of December 31, 2010, which was principally driven by the pre-purchase of corn and the costs of expanding production facilities. Cash flows provided by operating activities for the quarter ended June 30, 2011 were approximately RMB36.0 million ($5.6 million) due to the strong operating results partially offset by the cash payment for corn storage for 2011 non-harvest season.

Financial Outlook

Reflecting a planned annual maintenance and upgrade of its production facilities, the Company estimates that its revenue for the third quarter of 2011 will be in the range of RMB570 million ($88.1 million) to RMB620 million ($95.8 million), an increase of approximately 36.5% to 48.4% over the same quarter of 2010.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Borun’s management will hold an earnings conference call at 8:00 am ET on August 10, 2011 to discuss the results and highlights from the second quarter of 2011 and answer questions from investors.  A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-700-0133
US Toll/International:	1-617-213-8831
Hong Kong Toll Free:	###-##-####
Hong Kong Toll:	852-3002-1672
South China Toll Free (China Telecom):	10-800-130-0399
North China Toll Free (China Telecom):	10-800-152-1490
South China Toll Free (China Netcom):	10-800-852-1490
China Toll:	86-400-881-1629
Passcode:	45349761

A replay of the webcast will be accessible through August 17, 2011 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Passcode	95014389

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, Corn Germ, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production.  China New Borun is based in Shouguang, Shandong Province.  Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Three Part Advisors, LLC

John Palizza

Phone: +1-888-870-0798

Email: jpalizza@threepa.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2010	June 30, 2011
	RMB	RMB	US$
Assets
Cash	340,984,614	112,926,491	17,449,547
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	128,480,503	204,555,946	31,608,249
Inventories	96,942,787	140,878,281	21,768,694
Advance to suppliers	46,113,552	201,009,718	31,060,282
Other receivables	33,904,486	26,567,390	4,105,227
Prepaid expenses	1,313,568	3,000,469	463,636
Total current assets	647,739,510	688,938,295	106,455,635
Property, plant and equipment, net	1,035,304,235	1,071,592,214	165,583,815
Land use right, net	58,733,967	58,158,697	8,986,757
Intangible assets, net	21,127,500	19,214,378	2,969,031
Total assets	1,762,905,212	1,837,903,584	283,995,238

Liabilities and shareholders’ equity
Trade accounts payable	29,222,634	19,265,652	2,976,953
Accrued expenses and other payables	199,446,777	82,697,270	12,778,489
Income taxes payable	19,707,874	35,575,891	5,497,233
Short-term borrowings	498,000,000	510,500,000	78,883,120
Total current liabilities	746,377,285	648,038,813	100,135,795
Total liabilities	746,377,285	648,038,813	100,135,795
Commitment and contingencies	—	—	—
Shareholders’ equity
Ordinary share — (December 31, 2010 and March 31, 2011: par value of RMB0.0068259, 100,000,000 shares authorized, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	72,336,391
Retained earnings — appropriated	67,794,324	67,794,324	10,475,667
Retained earnings — unappropriated	480,808,808	654,187,817	101,085,947
Accumulated other comprehensive income (loss)	(382,988)	(425,153)	(64,287)
Total shareholders’ equity	1,016,527,927	1,189,864,771	183,859,443
Total liabilities and shareholders’ equity	1,762,905,212	1,837,903,584	283,995,238

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months period ended,
	June 30, 2010	March 31, 2011	June 30, 2011
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	432,469,590	571,811,302	724,369,706	111,930,544
Cost of goods sold	330,324,880	444,664,817	573,290,692	88,585,619
Gross profit	102,144,710	127,146,485	151,079,014	23,344,925
Operating expenses:
Selling	635,830	1,159,400	1,230,520	190,142
General and administrative	10,759,284	14,309,065	14,088,395	2,176,957
Total operating expenses	11,395,114	15,468,465	15,318,915	2,367,099
Operating income	90,749,596	111,678,020	135,760,099	20,977,826
Other (income) expenses:
Interest income	(156,239)	(309,197)	(199,696)	(30,857)
Interest expense	1,849,998	8,047,668	7,852,602	1,213,394
Others, net	218,007	6,332	1,849	286
Total other expense, net	1,911,766	7,744,803	7,654,755	1,182,823
Income before income taxes	88,837,830	103,933,217	128,105,344	19,795,003
Income tax expense	21,741,170	26,319,074	32,340,478	4,997,292
Net income	67,096,660	77,614,143	95,764,866	14,797,711
Participation in undistributed earnings by preference shareholders	(12,687,683)	—	—	—
Net income attributable to ordinary shareholders	54,408,977	77,614,143	95,764,866	14,797,711

Earnings per share:
Basic and diluted	3.16	3.02	3.72	0.58
Weighted average ordinary shares outstanding:
Basic and diluted	17,238,402	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months period ended,
	June 30, 2010	June 30, 2011
	(RMB)	(RMB)	(US$)

Revenues	821,238,007	1,296,181,008	200,287,565
Cost of goods sold	631,999,323	1,017,955,509	157,295,802
Gross profit	189,238,684	278,225,499	42,991,763
Operating expenses:
Selling	1,249,026	2,389,920	369,294
General and administrative	16,783,577	28,397,460	4,388,012
Total operating expenses	18,032,603	30,787,380	4,757,306
Operating income	171,206,081	247,438,119	38,234,457
Other (income) expenses:
Interest income	(193,063)	(508,893)	(78,635)
Interest expense	3,906,265	15,900,270	2,456,930
Others, net	(135,261)	8,181	1,264
Total other expense, net	3,577,941	15,399,558	2,379,559
Income before income taxes	167,628,140	232,038,561	35,854,898
Income tax expense	42,080,631	58,659,552	9,064,150
Net income	125,547,509	173,379,009	26,790,748
Participation in undistributed earnings by preference shareholders	(27,744,622)	—	—
Net income attributable to ordinary shareholders	97,802,887	173,379,009	26,790,748

Earnings per share:
Basic and diluted	6.09	6.74	1.04
Weighted average ordinary shares outstanding:
Basic and diluted	16,049,711	25,725,000	25,725,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Jinmiao Wang
Name:	Jinmiao Wang
Title:	Chairman and Chief Executive Officer

Date: August 10, 2011